

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 Towne Lake Parkway, Building 800, Suite 130
(No. and Street)

Woodstock (City) Georgia (State) 30189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Preston Spears (770) 655-8069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue, (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
13

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Preston Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Preston Spears
Signature

President
Title

Notary Public 2-7-2012

KATHYANN GUISHARD
MY COMMISSION EXPIRES
NOTARY
PUBLIC
DECEMBER 28, 2014
COBB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dave Banerjee CPA, an Accountancy Corporation

Report of Independent Registered Public Accounting Firm

Board of Directors
Taylor Capital Management, Inc.
Woodstock, Georgia

We have audited the accompanying statement of financial condition of Taylor Capital Management, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management, Inc. as of December 31, 2011 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 6, 2012

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

TAYLOR CAPITAL MANAGEMENT INC.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents (Note 1)	$	42,143
Income tax benefit (Note 3)	$	6,119
Other assets		5,070
Total assets	$	53,332

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Current liabilities	$	23,250
Total liabilities	$	23,250
Stockholders' equity (Notes 4 and 5)		
Common stock		500
Paid in Capital		659,826
Retained deficit		(630,244)
Total stockholders' equity		30,082
Total liabilities and stockholders' equity	$	53,332

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Income
For the year ended December 31, 2011

REVENUES	
Total revenues	195,565
EXPENSES:	
Professional fees	$10,815
Regulatory fees	17,060
Rent	1,505
Commission expense	129,394
Other operating expenses	25,378
Total expenses	$184,152
NET INCOME BEFORE INCOME TAXES	11,413
Income tax benefit (Note 4)	6,119
NET INCOME	$ 17,532

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT INC.

Statement of Stockholder's Equity
For the year ended December 31, 2011

	Capital Stock	Paid in Capital	Retained Deficit	Total Stockholder's Equity
Beginning balance January 1, 2011	$ 500	$ 660,826	$ (647,163)	$ 14,163
Adjusments:		$ (1,000)	$ 1,000	
			(1,613)	(1,613)
Adjusted Beginning balance January 1, 2011	500	659,826	(647,776)	12,550
Net Income			17,532	17,532
Ending balance December 31, 2010	$ 500	$ 659,826	$ (630,244)	$ 30,082

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT INC.

Statement of Cash Flows
For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 17,532
Depreciation	
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in:	
Income tax benefit	(6,119)
CRD balance	(70)
Increase (decrease) in:	
Accounts payable	(2,500)
Accrued expenses	22,750
Total adjustments	14,061
Net cash provided in operating activities	31,593
Increase in cash	31,593
Cash - beginning of year	10,550
Cash - end of period	$ 42,143
Interest	$0

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Taylor Capital Management Inc. (the "Company"), a Connecticut corporation, was formed on December 22, 1993. The Company is registered as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. The Company's authorized issued and outstanding shares of capital stock at December 31, 2011 were Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

The Company has incurred cumulative losses of approximately $630,244 since inception and reported a net income for the year ended December 31, 2011. In order to further its operation and develop its products, the Company will require additional financing until such time that revenue streams are of sufficient volume to generate positive cash flow from operations. Possible sources of funds are strategic alliances, additional equity offerings, grants and contracts, and sources of debt funding from third parties.

Management intends to raise additional capital and remains committed to taking all appropriate and necessary actions to effect timely cost reductions and cash preservation measures in the event anticipated revenue and cash flow expectations are not substantially met

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2011, the Company had the cash balance of $42,143.

Revenue Recognition

The company generates income from commission and related brokerage fees as transaction fees. Securities transactions are recorded on a trade date basis and the Company recognizes revenue when the transactions are completed.

Commission expense

At present the Company has a total of 22 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2011, the Company recorded $129,394 as commission expense. The Company paid a total of $108,144 and accrued the remaining balance of $21,250 as a liability.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2011.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The components of income tax benefit (calculated at 15% for Federal purposes) for the year ended December 31, 2011 are as follows:

Income tax benefit for December 31, 2009	$1,120
Income tax benefit for December 31, 2010	$4,999
Total income tax benefit at December 31, 2011	$6,119

Under IRS rule, losses can be carryback 2 years and carryforward 20 years after which they will expire.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "F ASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC I 05"), establishes the Accounting

Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the F ASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	After January 01, 2013
2011-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2011-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2012
2011-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the company had net capital and net capital requirements of approximately $23,893 and $5,000 respectively. The Company's net capital ratio was 97.31% which is less than 15:1.

Note 7: Financial instrument with off-balance sheet risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 8: Office sub-lease & expense sharing agreement

The Company signed an agreement for office space sub-lease with Triumph Advisors Ltd. "Landlord" wherein the landlord, in consideration of lease payment, leases to tenant a 48 square foot office area [the "premises"]. Both the Company and the landlord are located and conduct business from an office building located at 2230 Towne Lake Parkway, Building 800 Suite 130, Woodstock, GA 30189. The term of the lease starts on August 15, 2011 and will terminate upon the agreement of both parties. The lease payment is $325 per month.

In addition, the landlord has agreed to pay the following expenses of the Company.

- Postage and courier
- Use administrative and janitorial services
- Use of office supplies and equipment
- Use of phone and internet service

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2011

	Focus 12/31/11	Audit 12/31/11	Change
Stockholder's equity, December 31, 2011	$ 23,963	$ 30,082	$ 6,119
Subtract - Non allowable assets:			
Income Tax benefit	-	(6,119)	$ (6,119)
Other asset	(70)	(70)	$ -
Tentative net capital	23,893	23,893	-
Haircuts:	-	-	-
NET CAPITAL	23,893	23,893	-
Minimum net capital	5,000	5,000	-
Excess net capital	$18,893	$18,893	$0
Aggregate indebtedness	23,250	23,250	-
Ratio of aggregate indebtedness to net capital	97.3%	97.3%	

The noted differences between the audit and Focus Report was caused by accrual of Income tax benefit as of December 31, 2011.

Reconciliation Schedule:
Notes:
Accrued income tax benefit 6,911.00

Interest $0

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Taylor Capital Management Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements of Taylor Capital Management Inc. for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Taylor Capital Management, Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United State). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 6, 2012